Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 12, 2018

BEIJING, China, March 13, 2018 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

“We are very pleased to deliver better-than-expected financial results, and we are especially encouraged by the strong growth in our advertising revenues,” stated Mr. Shuang Liu, CEO of Phoenix New Media, “We appreciate and embrace the new government policies implemented in 2017 against fake and vulgar media content. Such policies match our mission to provide professional journalism, high-quality news, and tasteful content to our customers. As part of our ongoing efforts to further enrich our premium content and create our own IP, we launched an innovative online video mini-series titled A Journey through Literature, which explored Chinese culture and philosophies. During its 6-week broadcast, the show attracted numerous viewers to ifeng and also received praise from the People’s Daily.

The unique value proposition offered by our programmatic advertising platform combined with our brand advertising solution enabled us to generate higher-than-expected revenues in the fourth quarter of 2017. While we continue to enhance our existing products, we are also actively developing new products to cultivate future growth engines. During the quarter, we launched Zhizhi, a new Paid Knowledge Sharing product that takes our news app to a more versatile level. In addition, we broadened the content categories of our digital reading business by adding two of the most popular genres with our younger target demographic: chat stories and comics. Going forward, we are confident that our brand equity, credibility, professionalism, and synergies between our business segments will enable us to garner additional market share and solidify our industry-leading position.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “We are happy to report another solid quarter during which our growth momentum continued. During the fourth quarter of 2017, our total revenues increased by 12.1% year-over-year to RMB461.8 million. In particular, our net advertising revenues increased by 16.3% year-over-year to RMB410.5 million, primarily driven by a 62.6% year-over-year increase in our mobile advertising revenues. The strong growth of the mobile advertising business enabled it to contribute about 60% of our total advertising revenue in 2017. The continued optimization of our ifeng News App drove its users to grow over 30% in the fourth quarter of 2017 as compared to the same quarter of the previous year. Looking forward, we will continue to focus on our content and product improvement to maximize shareholders’ value.”

Fourth Quarter 2017 Financial Results

REVENUES

Total revenues for the fourth quarter of 2017 increased by 12.1% to RMB461.8 million (US$71.0 million) from RMB411.9 million in the fourth quarter of 2016.

Net advertising revenues (net of advertising agency service fees) for the fourth quarter of 2017 increased by 16.3% to RMB410.5 million (US$63.1 million) from RMB353.2 million in the fourth quarter of 2016, which was primarily attributable to a 62.6% year-over-year increase in mobile advertising revenues that was partially offset by a 18.1% year-over-year decrease in PC advertising revenues.

Paid services revenues1 for the fourth quarter of 2017 decreased by 12.7% to RMB51.2 million (US$7.9 million) from RMB58.7 million in the fourth quarter of 2016. Revenues from digital entertainment2 for the fourth quarter of 2017 decreased by 12.9% to RMB39.5 million (US$6.1 million) from RMB45.4 million in the fourth quarter of 2016. This was due to a 27.7% decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China and partially offset by a 19.2% increase of digital reading revenues to RMB17.0 million (US$2.6 million). Revenues from games and others3 for the fourth quarter of 2017 decreased by 12.1% to RMB11.7 million (US$1.8 million) from RMB13.4 million in the fourth quarter of 2016, which was primarily attributable to a decrease in revenues generated from web-based games operated on the Company’s own platform.

COST OF REVENUES

Cost of revenues for the fourth quarter of 2017 increased by 1.7% to RMB208.7 million (US$32.1 million) from RMB205.2 million in the fourth quarter of 2016, primarily attributable to the increase in content and operational costs and sales taxes and surcharges and partially offset by the decrease in revenue sharing fees and bandwidth costs.

•                  Content and operational costs for the fourth quarter of 2017 increased to RMB143.6 million (US$22.1 million) from RMB138.6 million in the fourth quarter of 2016, primarily attributable to an increase in advertisement-related content production cost.

•                  Revenue sharing fees to telecom operators and channel partners for the fourth quarter of 2017 decreased to RMB12.4 million (US$1.9 million) from RMB17.3 million in the fourth quarter of 2016, primarily attributable to a decrease in the sales of MVAS products.

•                  Bandwidth costs for the fourth quarter of 2017 decreased to RMB12.8 million (US$2.0 million) from RMB15.2 million in the fourth quarter of 2016, primarily due to the decrease in bandwidth purchase costs as a result of intense competition.

1  Prior to 2016, the Company’s paid services revenues comprised mainly of revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others.” In order to align with the Company’s overall strategies, digital reading was re-classified from “games and others”, and digital reading together with MVAS was determined as “digital entertainment” starting from the financial statements as of and for the year ended December 31, 2016. Accordingly, the revenues from digital entertainment and the revenues from games and others for the four quarters of 2016 have been reclassified.

2  Digital entertainment includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading.

3  Games and others include web-based and mobile games, and other online and mobile paid services through the Company’s own platforms.

•                  Sales taxes and surcharges for the fourth quarter of 2017 increased to RMB39.9 million (US$6.1 million) from RMB34.1 million in the fourth quarter of 2016.

•                  Share-based compensation included in cost of revenues was RMB1.2 million (US$0.2 million) in the fourth quarter of 2017 as compared to negative RMB0.9 million in the fourth quarter of 2016 resulting from the increase in estimated forfeiture rate of share-based awards based on the actual forfeiture rate in the quarter.

GROSS PROFIT

Gross profit for the fourth quarter of 2017 increased by 22.5% to RMB253.1 million (US$38.9 million) from RMB206.7 million in the fourth quarter of 2016. Gross margin for the fourth quarter of 2017 increased to 54.8% from 50.2% in the fourth quarter of 2016. The increase in gross margin was primarily attributable to the increase of revenues and decrease of certain costs of revenues as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the fourth quarter of 2017, which excluded share-based compensation, increased to 55.1% from 49.9% in the fourth quarter of 2016.

OPERATING EXPENSES AND INCOME/(LOSS) FROM OPERATIONS

Total operating expenses for the fourth quarter of 2017 increased by 39.6% to RMB258.5 million (US$39.7 million) from RMB185.2 million in the fourth quarter of 2016, which was primarily attributable to an increase in mobile traffic acquisition expenses. Share-based compensation included in operating expenses was RMB3.5 million (US$0.5 million) in the fourth quarter of 2017 as compared to RMB2.5 million in the fourth quarter of 2016.

Loss from operations for the fourth quarter of 2017 was RMB5.4 million (US$0.8 million) as compared to income from operations of RMB21.5 million in the fourth quarter of 2016. Operating margin for the fourth quarter of 2017 was negative 1.2% as compared to 5.2% in the fourth quarter of 2016, which was primarily attributable to the increase in mobile traffic acquisition expenses.

Non-GAAP loss from operations for the fourth quarter of 2017, which excluded share-based compensation, was RMB0.8 million (US$0.1 million) as compared to Non-GAAP income from operations of RMB23.0 million in the fourth quarter of 2016. Non-GAAP operating margin for the fourth quarter of 2017, which excluded share-based compensation, was negative 0.2% as compared to 5.6% in the fourth quarter of 2016.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, interest expense, foreign currency exchange gain/(loss), gain/(loss) from equity investments, including impairments, and others, net4. Total other income for the fourth quarter of 2017 was RMB19.9 million (US$3.1million) as compared to RMB27.1 million in the fourth quarter of 2016.

•                  Interest income for the fourth quarter of 2017 increased to RMB13.2 million (US$2.0 million) from RMB10.8 million in the fourth quarter of 2016, which was mainly due to the increase of interest bearing investments and receivables in the fourth quarter of 2017 as compared to that of 2016.

•                  Interest expense for the fourth quarter of 2017 decreased slightly to RMB3.7 million (US$0.6 million) from RMB3.8 million in the fourth quarter of 2016.

•                  Foreign currency exchange loss for the fourth quarter of 2017 was RMB4.5 million (US$0.7 million) as compared to foreign currency exchange gain of RMB8.5 million in the fourth quarter of 2016, which was mainly caused by the appreciation of Renminbi against US dollars in the fourth quarter of 2017.

•                  Gain from equity investments for the fourth quarter of 2017, including impairments, was RMB4.9 million (US$0.7 million) as compared to loss from equity investments of RMB0.03 million in the fourth quarter of 2016.

•                  Others, net, for the fourth quarter of 2017 decreased to RMB10.0 million (US$1.5 million) from RMB11.6 million in the fourth quarter of 2016, which was primarily attributable to the decrease of the government subsidies received in the fourth quarter of 2017 as compared to that of 2016.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the fourth quarter of 2017 was RMB11.8 million (US$1.8 million) as compared to RMB39.8 million in the fourth quarter of 2016. Net margin for the fourth quarter of 2017 was 2.6%, as compared to 9.7% in the fourth quarter of 2016. Net income per diluted ADS5 in the fourth quarter of 2017 was RMB0.16 (US$0.02) as compared to RMB0.55 in the fourth quarter of 2016.

Non-GAAP net income attributable to Phoenix New Media Limited for the fourth quarter of 2017, which excluded share-based compensation and gain/(loss) from equity investments, including impairments, was RMB11.6 million (US$1.8 million) as compared to RMB41.4 million in the fourth quarter of 2016. Non-GAAP net margin for the fourth quarter of 2017 was 2.5% as compared to 10.0% in the fourth quarter of 2016. Non-GAAP net income per diluted ADS in the fourth quarter of 2017 was RMB0.16 (US$0.02) as compared to RMB0.57 in the fourth quarter of 2016.

4  “Others, net” primarily consists of government subsidies.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

For the fourth quarter of 2017, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 73,896,840. As of December 31, 2017, the Company had a total of 577,326,846 ordinary shares outstanding, or the equivalent of 72,165,856 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2017, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.44 billion (US$220.9 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Fiscal Year 2017 Financial Results

REVENUES

Total revenues for fiscal year 2017 increased by 9.0% to RMB1.58 billion (US$242.1 million) from RMB1.44 billion in fiscal year 2016.

Net advertising revenues (net of advertising agency service fees) for fiscal year 2017 increased by 9.8% to RMB1.35 billion (US$208.0 million), primarily due to the 46.5% year-over-year growth in mobile advertising revenues, which was partially offset by the decrease in PC advertising revenues.

Paid service revenues for fiscal year 2017 increased by 4.2% to RMB221.6 million (US$34.1 million) from RMB212.7 million in fiscal year 2016, which was primarily due to the 51.3% year-over-year increase of digital reading revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2017 increased slightly to RMB727.2 million (US$111.8 million) from RMB726.8 million in fiscal year 2016, which was primarily due to the increase in sales taxes and surcharges and partially offset by the decrease in bandwidth costs. Share-based compensation included in cost of revenues was RMB5.0 million (US$0.8 million) in fiscal year 2017, as compared to negative RMB4.4 million in fiscal year 2016 resulting from the increase of estimated forfeiture rate of share-based awards based on the actual forfeiture rate in 2016.

Gross profit for fiscal year 2017 increased to RMB847.9 million (US$130.3 million) from RMB718.1 million in fiscal year 2016. Gross margin for fiscal year 2017 increased to 53.8% from 49.7% in fiscal year 2016, which was primarily due to the increase of revenues as explained above. Non-GAAP gross margin, which excludes share-based compensation, for fiscal year 2017 increased to 54.2% from 49.4% in fiscal year 2016.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for fiscal year 2017 increased to RMB832.9 million (US$128.0 million) from RMB682.7 million in fiscal year 2016. The increase in operating expenses was primarily attributable to the increase in mobile traffic acquisition expenses. Share-based compensation included in operating expenses increased to RMB15.8 million (US$2.4 million) in fiscal year 2017 from RMB6.3 million in fiscal year 2016, which was mainly due to the share-based awards newly granted in 2017 and the Company’s option exchange program implemented in the fourth quarter of 2016 while there was an increase of estimated forfeiture rate of share-based awards based on the actual forfeiture rate in 2016.

Income from operations for fiscal year 2017 was RMB15.0 million (US$2.3 million) as compared to RMB35.4 million in fiscal year 2016. Operating margin for fiscal year 2017 was 1.0%, as compared to 2.4% in fiscal year 2016, which was primarily due to the year-over-year increase in mobile traffic acquisition expenses.

Non-GAAP income from operations, which excluded share-based compensation, for fiscal year 2017 decreased by 3.8% to RMB35.8 million (US$5.5 million) from RMB37.3 million in fiscal year 2016. Non-GAAP operating margin for fiscal year 2017 was 2.3%, as compared to 2.6% in fiscal year 2016.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for fiscal year 2017 was RMB37.5 million (US$5.8 million) as compared to RMB80.6 million in fiscal year 2016. Net margin for fiscal year 2017 was 2.4% as compared to 5.6% in fiscal year 2016. Net income per diluted ADS for fiscal year 2017 was RMB0.51 (US$0.08) as compared to RMB1.12 in fiscal year 2016.

Non-GAAP net income attributable to Phoenix New Media Limited for fiscal year 2017, which excluded share-based compensation and gain/(loss) from equity investments, including impairments, was RMB52.0 million (US$8.0 million) as compared to RMB84.3 million in fiscal year 2016. Non-GAAP net margin for fiscal year 2017 was 3.3% as compared to 5.8% in fiscal year 2016. Non-GAAP net income per diluted ADS for fiscal year 2017 was RMB0.70 (US$0.11) as compared to RMB1.17 in fiscal year 2016.

Business Outlook

Accounting Standard Update - Revenue From Contracts With Customers (Topic 606), or ASC 606, will become effective for the Company’s reporting periods starting from January 1, 2018. Based on ASC 606, for the first quarter of 2018, the Company expects its total revenues to be between RMB272.3 million and RMB287.3 million. Net advertising revenues are expected to be between RMB237.2 million and RMB247.2 million. Paid services revenues are expected to be between RMB35.1 million and RMB40.1 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 12, 2018 (March 13, 2018 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2017 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:                                       +6567135440

Mainland China:                                 4001200654

Hong Kong:                                          +85230186776

United States:                                       +18456750438

Conference ID:                                    7295147

A replay of the call will be available through March 19, 2018 by using the dial-in numbers and conference ID below:

International:                                       +61290034211

Mainland China:                                 4006322162

Hong Kong:                                          +85230512780

United States:                                       +16462543697

Conference ID:                                    7295147

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income/(loss) from operations divided by total revenues. Non-GAAP net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation and gain/(loss) from equity investments, including impairments. Non-GAAP net margin is non-GAAP net income attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income per diluted ADS is non-GAAP net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and gain/(loss) from equity investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income/(loss) from operations and net income attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5063 to US$1.00, the noon buying rate in effect on December 29, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2016	2017	2017
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	202,694	362,862	55,771
Term deposits and short term investments	781,298	737,657	113,376
Restricted cash	354,602	336,700	51,750
Accounts receivable, net	405,033	458,744	70,508
Amounts due from related parties	156,260	187,214	28,774
Prepayment and other current assets	64,069	57,458	8,831
Convertible debts from a related party	104,429	102,631	15,774
Total current assets	2,068,385	2,243,266	344,784
Non-current assets:
Property and equipment, net	72,087	64,454	9,906
Intangible assets, net	9,475	6,712	1,032
Available-for-sale investments	939,432	1,196,330	183,873
Equity investments, net	8,809	15,342	2,358
Deferred tax assets**	54,307	60,460	9,293
Other non-current assets	16,047	12,544	1,927
Total non-current assets	1,100,157	1,355,842	208,389
Total assets	3,168,542	3,599,108	553,173
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	358,602	330,000	50,720
Accounts payable	260,902	262,657	40,371
Amounts due to related parties	18,720	14,140	2,173
Advances from customers	27,825	65,196	10,020
Taxes payable	75,652	92,214	14,173
Salary and welfare payable	130,329	134,471	20,668
Accrued expenses and other current liabilities	111,049	173,253	26,628
Total current liabilities	983,079	1,071,931	164,753
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	202
Long-term liabilities	21,723	24,714	3,798
Total non-current liabilities	23,035	26,026	4,000
Total liabilities	1,006,114	1,097,957	168,753
Shareholders’ equity:
Phoenix New Media Limited shareholders’equity:
Class A ordinary shares	16,843	17,180	2,641
Class B ordinary shares	22,053	22,053	3,389
Additional paid-in capital	1,555,511	1,587,575	244,006
Statutory reserves	77,946	81,237	12,486
Retained earnings	195,069	229,250	35,235
Accumulated other comprehensive income	298,346	570,244	87,645
Total Phoenix New Media Limited shareholders’ equity	2,165,768	2,507,539	385,402
Noncontrolling interests	(3,340)	(6,388)	(982)
Total shareholders’ equity	2,162,428	2,501,151	384,420
Total liabilities and shareholders’ equity	3,168,542	3,599,108	553,173

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

** In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the Company retrospectively reclassified RMB54.3 million of deferred tax assets from current assets to noncurrent assets in the balance sheets as of December 31, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising revenues	353,158	363,124	410,547	63,100	1,232,210	1,353,480	208,026
Paid service revenues	58,724	62,436	51,240	7,875	212,697	221,612	34,061
Total revenues	411,882	425,560	461,787	70,975	1,444,907	1,575,092	242,087
Cost of revenues	(205,204)	(188,185)	(208,679)	(32,073)	(726,807)	(727,197)	(111,768)
Gross profit	206,678	237,375	253,108	38,902	718,100	847,895	130,319
Operating expenses:
Sales and marketing expenses	(102,386)	(122,843)	(156,590)	(24,067)	(339,171)	(493,664)	(75,875)
General and administrative expenses	(41,150)	(28,650)	(50,457)	(7,755)	(181,677)	(146,923)	(22,582)
Technology and product development expenses	(41,692)	(50,412)	(51,494)	(7,914)	(161,880)	(192,325)	(29,560)
Total operating expenses	(185,228)	(201,905)	(258,541)	(39,736)	(682,728)	(832,912)	(128,017)
Income/(loss) from operations	21,450	35,470	(5,433)	(834)	35,372	14,983	2,302
Other income/(loss):
Interest income	10,785	14,922	13,213	2,031	35,113	54,286	8,344
Interest expenses	(3,778)	(5,700)	(3,746)	(576)	(7,061)	(22,221)	(3,415)
Foreign currency exchange gain/(loss)	8,486	(8,878)	(4,481)	(689)	9,608	(23,560)	(3,621)
(Loss)/gain from equity investments, including impairments	(29)	968	4,865	748	(1,776)	6,296	968
Others, net	11,606	4,893	10,037	1,543	21,053	19,423	2,985
Income before tax	48,520	41,675	14,455	2,223	92,309	49,207	7,563
Income tax expense	(9,253)	(9,615)	(3,294)	(506)	(14,089)	(14,783)	(2,272)
Net income	39,267	32,060	11,161	1,717	78,220	34,424	5,291
Net loss attributable to noncontrolling interests	512	834	660	101	2,391	3,048	468
Net income attributable to Phoenix New Media Limited	39,779	32,894	11,821	1,818	80,611	37,472	5,759
Net income	39,267	32,060	11,161	1,717	78,220	34,424	5,291
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	270,303	33,832	22,227	3,416	247,336	321,538	49,419
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	15,815	(18,778)	(14,609)	(2,245)	27,669	(49,640)	(7,630)
Comprehensive income	325,385	47,114	18,779	2,888	353,225	306,322	47,080
Comprehensive loss attributable to noncontrolling interests	512	834	660	101	2,391	3,048	468
Comprehensive income attributable to Phoenix New Media Limited	325,897	47,948	19,439	2,989	355,616	309,370	47,548
Net income attributable to Phoenix New Media Limited	39,779	32,894	11,821	1,818	80,611	37,472	5,759
Net income per Class A and Class B ordinary share:
Basic	0.07	0.06	0.02	0.00	0.14	0.07	0.01
Diluted	0.07	0.06	0.02	0.00	0.14	0.06	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.55	0.46	0.16	0.03	1.12	0.52	0.08
Diluted	0.55	0.46	0.16	0.02	1.12	0.51	0.08
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	574,115,251	574,372,716	576,851,243	576,851,243	573,521,536	574,786,887	574,786,887
Diluted	577,290,719	577,816,213	591,174,724	591,174,724	577,037,906	590,433,907	590,433,907

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising service	353,158	363,124	410,547	63,100	1,232,210	1,353,480	208,026
Paid service	58,724	62,436	51,240	7,875	212,697	221,612	34,061
Total revenues	411,882	425,560	461,787	70,975	1,444,907	1,575,092	242,087
Cost of revenues
Net advertising service	174,005	149,000	181,361	27,874	598,040	602,945	92,671
Paid service	31,199	39,185	27,318	4,199	128,767	124,252	19,097
Total cost of revenues	205,204	188,185	208,679	32,073	726,807	727,197	111,768
Gross profit
Net advertising service	179,153	214,124	229,186	35,226	634,170	750,535	115,355
Paid service	27,525	23,251	23,922	3,676	83,930	97,360	14,964
Total gross profit	206,678	237,375	253,108	38,902	718,100	847,895	130,319

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2017	2017	2017	2016	2017	2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenue sharing fees	17,340	27,891	12,350	1,898	72,027	72,613	11,160
Content and operational costs	138,635	110,491	143,588	22,069	470,813	466,379	71,681
Bandwidth costs	15,160	14,085	12,830	1,972	64,200	55,050	8,461
Sales taxes and surcharges	34,069	35,718	39,911	6,134	119,767	133,155	20,466
Total cost of revenues	205,204	188,185	208,679	32,073	726,807	727,197	111,768

*Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2016				Three Months Ended September 30, 2017				Three Months Ended December 31, 2017
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	206,678	(949	)(1)	205,729	237,375	949	(1)	238,324	253,108	1,221	(1)	254,329
Gross margin	50.2%			49.9%	55.8%			56.0%	54.8%			55.1%
Income/(loss) from operations	21,450	1,542	(1)	22,992	35,470	2,450	(1)	37,920	(5,433)	4,677	(1)	(756)
Operating margin	5.2%			5.6%	8.3%			8.9%	(1.2)%			(0.2)%
		1,542	(1)			2,450	(1)			4,677	(1)
		29	(2)			(968	)(2)			(4,865	)(2)
Net income attributable to Phoenix New Media Limited	39,779	1,571		41,350	32,894	1,482		34,376	11,821	(188)		11,633
Net margin	9.7%			10.0%	7.7%			8.1%	2.6%			2.5%
Net income per ADS—diluted	0.55			0.57	0.46			0.48	0.16			0.16
Weighted average number of ADSs used in computing diluted net income per ADS	72,161,340			72,161,340	72,227,027			72,227,027	73,896,840			73,896,840

(1) Share-based compensation

(2) Loss/(gain) from equity investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2016				Twelve Months Ended December 31, 2017
	Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	718,100	(4,367	)(1)	713,733	847,895	5,017	(1)	852,912
Gross margin	49.7%			49.4%	53.8%			54.2%
Income from operations	35,372	1,890	(1)	37,262	14,983	20,852	(1)	35,835
Operating margin	2.4%			2.6%	1.0%			2.3%
		1,890	(1)			20,852	(1)
		1,776	(2)			(6,296	)(2)
Net income attributable to Phoenix New Media Limited	80,611	3,666		84,277	37,472	14,556		52,028
Net margin	5.6%			5.8%	2.4%			3.3%
Net income per ADS—diluted	1.12			1.17	0.51			0.70

Weighted average number of ADSs used in computing diluted net income per ADS	72,129,738			72,129,738	73,804,238			73,804,238

(1) Share-based compensation

(2) Loss/(gain) from equity investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect